a2a energie in comune

SEC Mail
Mail Processing
Section

AUG 11 2008

Washington, DC
106

SUPPL

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

[redacted]

BY COURIER

August 6, 2008

08004520

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
AUG 29 2008
THOMSON REUTERS

Encl.

dlg 8/28

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE - 6 August 2008

The Management Board has approved first half 2008 *consolidated Financial Accounts*

****

Revenues and Gross Operating Margin (EBITDA) up by 23.3% and 4.6% respectively - and equal to 2,988 million euros and 527 million euros respectively

Operating Cash Flow positive by 474 million euros

Stable net debt

Bormio (Sondrio), 6 August 2008 – At today's meeting of the Management Board of A2A S.p.A., chaired by Mr. Giuliano Zuccoli, the board examined and approved the *condensed consolidated half-year Financial Accounts* compared with the data *restated* at 30 June 2007 and at 31 December 2007 and likewise approved the A2A Group's pro-forma [1]data *restated* at 30 June 2007 of the A2A Group[2]. The Chairman and Vice Chairman of the Supervisory Board were also present.

The results of the Group are set out below, compared to the pro-forma financial results at 30 June 2007 and the pro-forma financial data at 31 December as they are even more important compared to the results *restated* at 30 June 2007 and 31 December 2007.

---

[1] In order to increase the clarity and transparency of its consolidated balance sheet and also taking into account the requests made by the financial markets, which expressed the need to receive financial information concentrating in particular on the *businesses* directly and independently managed by A2A, the new Group already considered it appropriate whilst drawing up the interim management report at 31 March 2008, to go ahead with the change to the consolidation criterium of jointly controlled companies previously adopted by the A2A Group. Therefore, starting from 1 January 2008, the jointly controlled companies (Transalpina di Energia S.r.l., Edipower S.p.A., Ergon Energia S.r.l., Gesi S.r.l., Metamer S.r.l., Sed S.r.l., Bergamo Pulita S.r.l., Bellisolina S.r.l. and Biotecnica S.r.l.) are no longer consolidated with the proportional integration method, but rather valued in accordance with the net equity method. In coherence with this choice the previous year's data presented for comparative purposes has been reclassified (*restatement*).
Note, however, that this change of principle most likely only represents the bringing forward of the effects that would occur manditorily if the current proposed changes to IAS 31, contained in the Exposure Draft no. 9 ("Joint Arrangement") of the IASB, currently at an advanced stage of discussion, were approved without significant variations. In the case of joint ventures seen from the broadest plan of convergence with the US accounting principles *(USGAAP)*, this *Exposure Draft* provides for, among other things, the elimination of the optional choice between proportional consolidation and valuation according to the net equity method, opting for the obligatory application of this latter criterium.

[2] The financial data *restated* at 30 June 2007 and *restated* at 31 December 2007, only represent the position of the former AEM Group, as the incorporating company. The pro-forma data *restated* at 30 June 2007 shows a consolidation perimeter essentially similar to that of the A2A Group at 30 June 2008.

Main consolidated results of the first half of 2008

Millions of Euros	30.06.2008	30.06.2007 pro-forma	Change	30.06.2007 *restated*
Revenues	2,988	2,423	23.3%	1,289
Gross Operating Margin – EBITDA	527	504	4.6%	243
Net Operating Income – EBIT	351	353	-0.6%	164
Earnings before taxes	293	367	-20.2%	203
Group Net Profit	159	241	-34.0%	116

Millions of Euros	30.06.2008	31.12.2007 pro-forma *restated*[3]	Change	31.12.2007 *restated*
Net Financial Position	3,339	3,349	-10	2,094

In the first half of 2008 the A2A Group's **revenues** were up by 23.3% and reached 2,988 million euros.
The increase, equal to 565 million euros, is attributable to the greater quantities of electricity, gas and heat marketed and distributed, as well as the increase in the electricity and gas sales prices linked to the events registered on the international fuel prices market.

In particular, the electricity sold by the A2A Group on retail and wholesale markets, was up by 2% compared to the same period of 2007 and reached 13,267 million of kWh[4], of which about 14% marketed abroad. The sales of gas to end-users, equal to 1,068 million cubic metres, were up by 14.6%, while the quantities of heat sold through district heating networks went to 1.022 million of kWht (+18%).

The gas distributed in the first half of the current year equalled 1,101 million cubic metres, an increase of 17.6%, while the electricity distributed was equal to 6,178 million of kWh (+2.4%).
The quantities of water distributed (44 million cubic metres) and the quantities of water treated in the purification plants (31 million cubic metres) were in line with the first half of 2007.

The quantity of waste disposed of equalled 1,443 thousand tonnes, in reduction compared to the data registered in the first half of the previous year (1,486 thousand tonnes), mainly due to the expected exhaustion of the Montichiari (BS) landfill and the Cavriana (MN) landfill.
The electricity produced by the waste-to-energy plants and biogas and sold to GSE (system operator) showed a slight reduction compared to the same period of the previous year (592 million of kWh against 604 million of kWh of the first half of 2007), mainly due to the effect of the halt of the Silla2 plant (MI) whilst the heat produced by both the waste-to-energy plants and the co-generation plants equalled 902 million of kWht (768 million of kWht in 2007).

[3] Includes the extraordinary dividend of 85 million euros.
[4] Net of the energy sold and simultaneously bought on the Power Exchange

The **Gross Operating Margin (EBITDA)** of the period in question was up by 23 million euros relative to the pro-forma result of the first half 2007 (4.6%) mainly for the positive performance of the *Energy* sector.

Millions of Euros	**30.06.2008**	**30.06.2007 pro-forma**
	Total	**Total**
Energy	226	185
Heat and Services	34	32
Networks	122	124
Environment	168	174
Other Services and Corporate	(23)	(11)
TOTAL	**527**	**504**

The *Energy* sector registered an increase in profitability equal to 41 million. This positive performance can be attributed in particular to electricity, where hydro and thermal generation increased by 5.4%, reaching 5,844 million of kWh, despite the malfunctioning of Groups 1 and 2 of the Premadio hydroelectric plant (since February) and Group 1 of the thermoelectric plant at Cassano D'Adda (since May). The out-of-service plants will start working normally again by the end of this year.
The effective management of the energy portfolio also contributed to the result of the period, by taking advantage of the best opportunities on the different energy markets.
The management of the gas portfolio has shown results that are essentially in line with the first half of 2007, which benefited of the partial reversal of the risks fund allocated according to deliberation no. 248/04 (4.7 million euros). Moreover, the positive contribution deriving from the greater quantities of gas marketed has been partially offset by a reduction of the unitary sales margins, following an increase in the cost of gas purchases, which did not correspond to a similar increase of revenues, due to the differing hystereses of the indexing formulas for purchases and sales.

In the period in question the *Heat and Services* sector recorded an increase in the gross operating margin of 2 million euros, due to the greater quantities of heat sold compared to the first half of last year and to an efficient planning of the plants' co-generative structures.

The *Networks* sector shows a slightly lower result compared to the first half of 2007 (-2 million euros). The distribution and transport of gas activity has shown an improvement (+4 million euros) thanks to the greater quantities distributed in the six-month period in question. The management of the integrated water cycle showed results in line with the first half of the previous year (-1 million euros). On the other hand, the electricity distribution posted a negative performance (-5 million euros), following the tariff review for the third regolatory period.

The *Environment* sector result (-6 million euros) suffered from the halt in activity of the Silla 2 plant because of the installation of a Denox system, the planned reduction of the contributions for the exhaustion of the Montichiari (BS) landfill and the Cavriana (MN) landfill - all partially offset by the greater production of electricity and heat of the waste-to-energy plant in Brescia and the start-up of the new landfill in Comacchio (FE).

The result of the *Other Services and Corporate* sector (-12 million euros) incorporates an IAS amendment that reduces the 2007 labour cost (*curtailment effect*) and charges for disputes with INPS relative to the labour cost of previous years.

The **Net operating income (EBIT),** equal to 351 million euros (353 million euros at 30 June 2007), includes the effects of greater depreciation, for approximately 16 million euros, connected to the freely transferable assets of the Group's hydroelectric plants, whose remaining life, for accounting purposes, has been revised due to the effect of the Constitutional Court's ruling no. 1 dated 18 January 2008, which decreed the unconstitutionality of a part of the regulation contained in the Finance Act 2006 that provided for the extension of the hydroelectric concessions for a ten-year period.

The **financial balance** shows a negative value of 75 million euros (55 millions euros at 30 June 2007) mainly due to the greater mean indebtedness recorded in the first half of 2008 compared to the first half of 2007.
Affiliates are equal to 4 million euros, a fall of 68 million euros compared to the previous period due to the lower net income of Transalpina di Energia S.r.l..

The **other non-operating income**, equal to 13 million euros, refers to the penalties recognized to AMSA S.p.A. (100% controlled) relating to a dispute with a supplier. At 30 June 2007 the balance was negative by 3 million euros and referred to costs concerning the recovery of the taxes relative to the years from 1996 to 1999.

The **charges from income taxes,** equal to 131 million euros (124 million euros - pro-forma data at 30 June 2007), include the effects of the recent law decree no. 112 dated 25 June 2008, the so-called *"Manovra d'Estate"* that brought about the introduction of an additional IRES equal to 5.5% for companies that operate in the production and marketing of gas and electricity sectors. The overall increase equalled 26 million euros.

The **Net result of non-current assets available for sale** includes the effects of the valuation, in accordance with international accounting principle IFRS 5, at the lowest between the cost, equal to the value of the shareholding at 31 December 2007, and the *fair value* net of the sale costs of the shareholding in EON Produzione S.p.A. (previously Endesa Italia S.p.A.). This valuation does not have any affect on the income statement at 30 June 2008. The effect on the pro-forma data at 30 June 2007 equalled 43 million euros.

The Group's **consolidated net profit** for the period, after the minorities has been deducted, equals 159 million euros (241 million euros at 30 June 2007 pro-forma).

Adjusting the pro-forma result at 30 June 2007 by eliminating the contribution of Transalpina di Energia and Endesa Italia, net of *minorities*, consolidated net profit would have been equal to 173 million euros.
By applying the same method and net of fiscal (Robin Tax) and legislative (hydro concessions) effects, consolidated net profit at 30 June 2008 would have been equal to 185 million euros.

Employed capital and net financial debt

At 30 June 2008 **the net consolidated employed capital is equal to to 7,997 million euros**; the net equity contributes to its cover for 4,658 million euros (of which 853 million euros refer to third

party shareholders' shares) and **the net financial debt for 3,339 million euros** (3,349 million euros, pro-forma restated data at 31 December 2007, including the disbursement for the extraordinary dividend equal to 85 million euros).

The operations generated financial resources for 474 million euros, of which 162 million euros relates to the change in the assets and liabilities including the disbursement of 85 million euros for the extraordinary dividend (coupon detachment date 28 December 2007 and payment on 4 January 2008) and the disbursement of 55 million euros for the purchase of 2% of the share capital of Edipower S.p.A. which occurred in January.

The net investments in tangible, intangible and financial assets absorbed resources worth 382 million euros and include the purchase of own shares for 43 million euros as well as the variations in the value of the shareholdings for 78 million euros.

The changes in the net equity absorbed resources for 167 million euros, mainly due to the distribution of ordinary dividends equal to 299 million euros.

Due to the events mentioned above, the net financial position was reduced by 10 million euros with respect to 31 December 2007 pro-forma restated.

Business outlook

In the second half of 2008 the gradual start-up of the 800 MW combined-cycle plant in the locality of Gissi (CH) is expected, which could positively contribute to the optimization of the Group's energy portfolio. Starting from 31 July 2008, the Group results will also benefit from the integral consolidation of the French company Cofathec Coriance that, directly and through subsidiaries, manages urban district heating and cooling plants through long-term concessions.

The dynamic growth of international fuel prices already observed in the first months of the year and the changes in the regulatory framework in the sectors where the Group operates may influence the results of the year 2008 at the consolidated level which, in light of the positive results of the first half of the year, are not expected to be lower than those of 2007.

***

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Paolo Rundeddu, certifies - in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***

The following are also attached: A2A Group's accounting tables, extracts from the 2008 condensed consolidated half-year Financial Accounts compared to the pro-forma data of the A2A Group restated at 31 December and at 30 June 2007 and compared to the previous period.

The condensed consolidated half-year Financial Accounts at 30 June 2008 are subject to limited auditing under completion.

The Supervisory Board, chaired by Mr Renzo Capra and convened today at Brescia, has taken cognizance of the condensed consolidated half-year Financial Accounts at 30 June 2008, approved by the Management Board.

***

a2a
energie in comune

For further information:

Communications and External Relations: Biagio Longo, tel. 02 7720.4582, biagio.longo@a2a.eu
Investor Relations: Renata Bonfiglio, tel.02 7720.3879, ir@a2a.eu, www.a2a.eu

a2a
energie in comune

Balance Sheet

CONSOLIDATED BALANCE SHEET (in millions of Euros)	30 JUNE 2008	31 DECEMBER 2007 *Pro forma* *Restated*	31 DECEMBER 2007 *Restated*
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	3,904	3,877	2,083
Intangible assets	626	540	360
Shareholdings assessed according to the equity method	2,577	3,321	2,501
Other non-current financial assets	669	536	516
Incom tax receivables	305	258	197
Other non-current assets	44	40	27
TOTAL NON-CURRENT ASSETS	**8,125**	**8,572**	**5,684**
CURRENT ASSETS			
Inventories	213	175	24
Accounts receivables	1,451	1,739	902
Other current assets	277	283	178
Current financial assets	6	4	0
Current tax credits	9	47	19
Liquidity and equivalents	83	102	32
TOTAL CURRENT ASSETS	**2,039**	**2,350**	**1,155**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**696**	**4**	**4**
TOTAL ASSETS	**10,860**	**10,926**	**6,843**
NET EQUITY AND LIABILITIES			
NET EQUITY			
Share capital	1,629	1,629	936
(Own shares)	-107	-64	-64
Reserves	2,124	2,315	1,096
Net income of the year	0		292
Net income of the period	159		0
Group net equity	**3,805**	**3,880**	**2,260**
Minority interests	853	825	794
Total net equity	**4,658**	**4,705**	**3,054**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	3,164	2,739	1,723
Deferred tax liabilities	354	305	173
Benefits to employees	271	272	154
Risk fund for landfills	405	312	169
Other non-current liabilities	217	286	256
Total non-current liabilities	**4,411**	**3,914**	**2,475**
CURRENT LIABILITIES			
Accounts payables	965	1,050	631
other current liabilities	472	498	238
Current financial liabilities	292	730	430
Tax due	53	25	11
Total current liabilities	**1,782**	**2,303**	**1,310**
Total liabilities	**6,193**	**6,217**	**3,785**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE	**9**	**4**	**4**
TOTAL NET EQUITY AND LIABILITIES	**10,860**	**10,926**	**6,843**

a2a
energie in comune

Income Statement

CONSOLIDATED INCOME STATEMENT (in millions of Euros)	01/01/2008 30/06/2008	01/01/2007 30/06/2007 pro-forma *Restated*	01/01/2007 30/06/2007 *Restated*
REVENUES	**2,988**	**2,423**	**1,289**
OPERATING COSTS	2,232	1,720	973
LABOUR COSTS	229	199	73
GROSS OPERATING INCOME - EBITDA	**527**	**504**	**243**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	176	151	79
NET OPERATING INCOME - EBIT	**351**	**353**	**164**
FINANCIAL BALANCE			
FINANCIAL INCOME	32		24
FINANCIAL CHARGES	107	55	57
AFFILIATES	4	72	75
TOTAL FINANCIAL BALANCE	**-71**	**17**	**42**
OTHER NON-OPERATING INCOME	13		
OTHER NON-OPERATING COSTS		-3	-3
EARNINGS BEFORE TAXES	**293**	**367**	**203**
CHARGES FROM INCOME TAXES	131	124	45
EARNINGS FROM CURRENT OPERATIONS NET OF TAXES	**162**	**243**	**158**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE		43	-1
NET PROFIT	**162**	**286**	**157**
MINORITIES	-3	-45	-41
GROUP NET PROFIT FOR THE PERIOD	**159**	**241**	**116**

a2a
energie in comune

Financial Statement

CONSOLIDATED FINANCIAL STATEMENT *(in millions of Euros)*	**01.01.08 30.06.08**	**31.12.2007 Restated**
LIQUIDITY AND EQUIVALENTS		
OPENING POSITION	187	88
Operating assets		
Group net income	159	292
Minorities	3	76
Non-monetary flows:		
Tangible assets depreciation	142	144
Intangible assets amortization	8	6
Change in funds and benefits for employees	142	3
Change in working capital:		
Change in trade and other short-term receivables	396	-274
Change in inventories	-38	2
Change in trade and other short-term payables	-249	51
Change in assets/liabilities of correlated parties	-90	13
Change in assets/liabilities available for sale	1	4
Net Cash Flow generated by operations	**474**	**317**
Investments		
Net investments in tangible assets	-166	-158
Net investments in intangible assets	-95	-199
Change in shareholdings	-110	-247
Change in shareholdings available for sale	32	
Purchase of own shares	-43	-39
Net Cash Flow absorbed by investments	**-382**	**-643**
Free cash flow	**92**	**-326**
Financing activities		
Change in financial assets	-18	-1
Change in financial liabilities	-11	334
Change in net third party shareholders' equity	25	-96
Change in Group net shareholders' equity	107	158
Dividends paid	-299	-125
Net Cash Flow absorbed by financial activities	**-196**	**270**
CHANGE IN LIQUIDITY	-104	-56
LIQUIDITY AND EQUIVALENTS		
CLOSING POSITION	**83**	**32**

Table of the variation in the net consolidated equity

(in millions of Euros)

Description	Share Capital	Own Shares	Reserves	Group profit for the period/year	Group Total Net Equity	Minority Interests	Total Net Equity
Net Equity at 31.12.2006 Restated	936	-25	767	295	1,973	815	2,788
Changes in the first half of 2007:							
2006 income allocation			295	-295			
Distribution of dividends			-125		-125		-125
IAS 32 and IAS 39 reserves			56		56		56
Put option on Ecodeco and Fertilvita shares						-93	-93
Put option on Delmi Spa shares			-21		-21		-21
Other changes		-22	15		-7	4	-3
Income from 01 January 2007 to 30 June 2007				116	116	34	150
Net equity at 30.06.2007 Restated	936	-47	987	116	1,992	760	2,752
IAS 32 and IAS 39 reserves			96		96		96
Put option on Delmi Spa shares			67		67	46	113
Other changes		-17	-54		-71	-53	-124
Income from 01 July 2007 to 31 December 2007				176	176	41	217
Net Equity at 31.12.2007 restated	936	-64	1,096	292	2,260	794	3,054
Changes in the first half of 2008							
2007 income allocation			292	-292			
Distribution of dividends			-299		-299		-299
Merger effects on equity	693		927		1.620	31	1.651
IAS 32 and IAS 39 reserves			79		79		79
Put option on Delmi Spa shares			23		23	47	70
Put option on Abruzzo Energia Spa shares			-3		-3	-5	-8
Other changes		-43	9		-34	-17	-51
Group and Third Party net profit for the period				159	159	3	162
Net Equity at 30.06.2008	1,629	-107	2,124	159	3,805	853	4,658

END